Building wealth through developing and operating major copper & gold mines

March 31, 2010

VIA EDGAR

United States Securities and Exchange Commission

Re:	Taseko Mines Limited (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2009 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2009.

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

  “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project” dated December 17, 2009

  “Technical Report on the 105 million ton increase in the Mineral Reserves at the Gibraltar Mine, British Columbia” dated January 23, 2009.

and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

/s/ S. Jones

Scott Jones, P.Eng., Vice President, Engineering

1020 - 800 W Pender St, Vancouver BC Canada V6C 2V6
Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800-667-2114
www.tasekomines.com